EXHIBIT 12.1

Computation of Ratio of Earnings To Fixed Charges

	Predecessor					Successor	Predecessor	Successor
	Fiscal Year Ended December 31,				January 1, through August 30, 2002	August 31, through December 31, 2002	January 1, through March 31, 2002	January 1, through March 31, 2003
	1998	1999	2000	2001
Earnings to Fixed Charges:
Earnings	$464,223	$216,444	$(465,017)	$(4,359,563)	$576,637	$(761,456)	$177,611	$(3,652,696)
Fixed Charges:
Interest expense	1,224,461	1,192,255	1,157,239	1,121,835	769,163	748,787	269,871	2,494,676
Capitalized interest	—	—	—	—	—	93,305	—	139,606

Total Fixed Charges	1,224,461	1,192,255	1,157,239	1,121,836	769,163	842,092	269,871	2,434,276

Earnings as adjusted	1,688,684	1,408,699	692,222	-3,237,728	1,345,800	80,636	447,482	-1,218,416

Ratio of earnings to fixed charges	1.4x	1.2x	0.6x	-2.9x	1.7x	0.1x	1.7x	-0.5x